SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549


03026296

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934


SEC MAIL PROCESSING
RECEIVED
JUL 03 2003
WASH. D.C.
181
SECTION

(Mark One) :

[X] **ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the year ended December 31, 2002**

or

[ ] **TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] . For the transition period from .... to ....**

Commission File Number 0-7422

A. Full title of the plan and address of the plan, if different from that of the issuer name below:

STANDARD MICROSYSTEMS CORPORATION
INCENTIVE SAVINGS AND RETIREMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

STANDARD MICROSYSTEMS CORPORATION

80 Arkay Drive
Hauppauge, New York 11788

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee has duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

STANDARD MICROSYSTEMS CORPORATION
INCENTIVE SAVINGS AND RETIREMENT PLAN

By: Andrew M. Caggia
Andrew M. Caggia
Senior Vice President and Chief Financial Officer
Standard Microsystems Corporation

June 27, 2003

STANDARD MICROSYSTEMS CORPORATION

INCENTIVE SAVINGS AND RETIREMENT PLAN

PLAN # : 001 EIN # : 11-2234952

INDEX TO FINANCIAL STATEMENTS

*Other schedules required by Section 2520.103-10 are omitted because they are not applicable.

Report of Independent Auditors

To the Participants and Administrator of the Standard Microsystems Corporation Incentive Savings and Retirement Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Standard Microsystems Corporation Incentive Savings and Retirement Plan (the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) and Schedule of Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Melville, NY
June 27, 2003

STANDARD MICROSYSTEMS CORPORATION
INCENTIVE SAVINGS AND RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

As of December 31, 2002 and 2001

	2002	2001
ASSETS		
Cash and cash equivalents	$ 356	$ 387
Investments at fair value	23,888,978	23,788,477
Participant loans at cost	350,856	471,011
Receivables:		
Employer contributions	70,071	96,124
Participant contributions	62,481	43,672
Other	6,274	4,201
NET ASSETS AVAILABLE FOR BENEFITS	$24,379,016	$24,403,872

The accompanying notes are an integral part of these financial statements.

STANDARD MICROSYSTEMS CORPORATION
INCENTIVE SAVINGS AND RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the year ended December 31, 2002

ADDITIONS:	
Participant contributions	$ 2,618,960
Employer matching contributions	954,828
Interest and dividends	153,969
DEDUCTIONS:	
Net depreciation in fair value of investments	(1,303,256)
Benefit payments	(2,449,357)
NET DECREASE	(24,856)
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	24,403,872
END OF YEAR	$24,379,016

The accompanying notes are an integral part of these financial statements.

STANDARD MICROSYSTEMS CORPORATION
INCENTIVE SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS

1) Description of Plan

The following description of the Standard Microsystems Corporation Incentive Savings and Retirement Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

Purpose and Eligibility

The Plan was established on June 23, 1982 to help provide additional security for eligible employees' retirement, and to encourage and assist employees to invest in Standard Microsystems Corporation (the "Company" or "Employer").

Effective March 1, 2001, the Plan was amended and restated to provide participants with improved benefits such as an increased employer match and the ability for qualifying participants to diversify their investment in the match, as well as to facilitate certain administrative functions. The Plan was established under sections 401(a) and 401(k) of the Internal Revenue Code which, among other provisions, allow for the deferral of income taxes on amounts contributed.

Participation can begin on the first day of any calendar month after the completion of three months of service, as defined in the Plan provisions.

Participant Accounts

The value of each participant's account equals the participant's contributions, the Company's matching and regular contributions, net earnings, forfeitures allocated in accordance with the Plan provisions, and current value adjustments.

Participant Contributions

Each eligible participant may make qualified participant contributions from 1% - 100% of his or her pre-tax salary. These participant contributions are subject to certain statutory and regulatory limitations and could not exceed $11,000 for the year ended December 31, 2002. Participant contributions are allocated by each employee between fourteen investment funds (including SMSC Common Stock) in 5% increments.

Participants may also make rollover contributions of pre-tax and post-tax distributions from other qualified plans, which are not matched by the Company.

Employer Contributions

The Company may, at its discretion, make matching contributions to the Plan in cash or securities equal to 66.667% of each participant's qualified participant contribution (up to a maximum participant contribution of 6% of earnings), subject to certain statutory and regulatory limitations. The Company reviews the match computation in each calendar year to make sure that participants receive their proper match contributions, and adjustments are made accordingly. In addition, the Company may, at its discretion, make an additional profit sharing contribution which, if made, is allocated pro rata to participants on the basis of their earnings. No profit sharing contributions were made to the Plan for the year ended December 31, 2002.

Benefits and Vesting

Upon the death, retirement (at age 65 or later) or total and permanent disability of a participant while in the employ of the Company, the participant's entire account (including the participant's share of the Employer's contributions) becomes 100% vested.

If a participant's employment with the Company is terminated for any other reason, the participant is entitled to receive, in full, the portion of his or her account attributable to participant contributions, and is also entitled to receive a portion of their account attributable to employer contributions based upon the following schedule:

Years of Service	**Percentage Vested**
Less than 1 year	0%
1 year but less than 2 years	20%
2 years but less than 3 years	40%
3 years but less than 4 years	60%
4 years but less than 5 years	80%
5 years or more	100%

The unvested portion of a former participant's account will be allocated to the remaining participants as discussed in "Forfeitures" below. A separated participant may elect to defer distribution of his or her benefit if the benefit exceeds $5,000. In such event, the benefit remains invested in the Plan and continues to participate in Plan earnings.

Separated participants who receive distributions of less than 100% of their account balances, who subsequently become eligible employees before having incurred five consecutive one year breaks in service, shall have the amount forfeited restored to their matching contribution account provided they repay the total amount distributed to them within five years of receiving such distribution. Such restoration shall be made from available forfeitures or from additional Employer contributions at the election of the Company. Participants who, upon rehire, repay their distributions are recredited with all previous years of service.

Participant Loans

The Plan permits participants who are active employees of the Company to borrow up to 50% of the vested account balance subject to a minimum of $1,000 and a maximum of $50,000. The loans are collateralized by the balance in the participant's account and bear interest as determined by the plan administrator based on the prevailing interest rates in the market. Loans must be repaid within a maximum of five years, unless the loan is used to acquire a dwelling unit which is to be used as the participant's principal residence, in which case it may be repaid over a period not to exceed fifteen years. Participant loans outstanding at December 31, 2002 were at interest rates ranging from 5.25% - 10.50%.

Hardship Withdrawals

In case of serious financial hardship, as defined by the Plan, participants may be eligible to receive an emergency withdrawal of their pre-tax contributions.

Forfeitures

During the year ended December 31, 2002, $77,727 in non-vested account balances were forfeited by former participants. Such amounts will be allocated in Plan year 2003. Forfeitures by former participants are reallocated to the accounts of those participants who made participant contributions during the Plan year in the proportion of each participant's contributions (up to 6%), when compared to the total of all participant's contributions (up to 6%), provided the participant was active on the last day of the Plan year.

2) Summary of Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting. Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Investment Valuation

The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan as of year end. The carrying value of participant loans approximate fair value. Common stock is valued at the closing price on its principal exchange as of year end.

Risks and Uncertainties

The Plan provides for various investment options, which may invest in any combination of stocks, bonds, other fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

3) Plan Administration

Management

Pursuant to the terms of the Plan:

a) The Board of Directors of the Company established the Plan Committee to act as the Company's agent to administer the Plan. The Plan Committee consists of members of the Company's management.

b) The Charles Schwab Trust Company (the "Trustee") is the custodian of the Plan's property and funds. Under the terms of the Plan and trust agreement, securities credited to the participants' accounts are registered in the name of the Trustee. The Trustee, in accordance with participant instructions, votes securities issued by the Company. If, however, a participant does not provide the Trustee with instructions in a timely manner, the Trustee will vote such shares at its own discretion.

Expenses

The expenses of administrating the Plan are paid by the company and, therefore, are not reflected in the financial statements of the Plan.

4) Investments

The following are investments that represent 5 percent or more of the Plan's net assets as of December 31, 2002 and 2001:

	2002	2001
Standard Microsystems Common Stock *	$10,047,318	$ 8,368,306
Federated GNMA Institutional	1,270,118	-
Gabelli Growth Fund	2,661,950	4,236,163
Janus Adviser Balanced Portfolio	1,708,095	1,808,695
Janus Adviser Worldwide	1,582,678	2,447,845
Schwab Stable Value Fund	2,628,424	1,679,629
White Oak Growth Fund	1,266,512	2,109,381

* Nonparticipant-directed

During 2002, the Plan's investments depreciated in value by $1,303,256 (including gains and losses on investments bought and sold, as well as held during the year) as follows:

Standard Microsystems Common Stock	$ 2,261,042
Mutual Funds and Common Collective Trusts	(3,564,298)
	$ (1,303,256)

5) Nonparticipant-Directed Investments

Participants at their discretion may invest their contributions in any or all of the fourteen investment fund options offered under the Plan. However, the Employer's contributions to the Plan are automatically invested in Standard Microsystems Common Stock.

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

December 31,	2002	2001
Net Assets:		
Standard Microsystems Common Stock	$ 10,047,318	$ 8,368,306

Year Ended December 31,	2002
Changes in Net Assets:	
Contributions	$ 1,232,793
Other Income	14,145
Net appreciation	1,650,580
Interfund transfers	<1,022,462>
Realized gain on investments	610,462
Benefit payments	<806,506>
	$ 1,679,012

6) Termination of the Plan

Although the Company intends to continue the Plan indefinitely, it reserves the right to amend or discontinue the Plan at any time, or to reduce, suspend or discontinue payments to be made by the Company to the Plan. Upon termination of the Plan or discontinuance of payments, the account of each participant (including the participant's share of the Employer's contributions) shall become fully vested, regardless of length of service.

7) Income Tax Status

On June 28, 2001, the Internal Revenue Service issued a favorable determination letter with regard to the tax qualified status of the Plan. The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

Therefore, contributions by participants and the Employer, and the earnings thereon, will continue to be exempt from Federal taxes until distributed to the participants or their beneficiaries.

8) Related Party Transactions

Certain Plan investments are shares of mutual funds managed by Charles Schwab. Charles Schwab is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Also, the Plan has investments in Standard Microsystems Common Stock, and Standard Microsystems Corporation is the Plan sponsor and, therefore, these transactions qualify as party-in-interest transactions.

Schedule I

Standard Microsystems Corporation
PLAN # : 001 EIN # : 11-2234952
Incentive Savings and Retirement Plan
Schedule H – Line 4(i)
Schedule of Assets (Held at End of Year)

As of December 31, 2002

	Investment Description	Description	Cost	Market Value
	Alliance Tech Fund	Mutual Fund		$ 87,545
	Artisan International Fund	Mutual Fund		$ 211,889
	Federated GNMA Institutional	Mutual Fund		$ 1,270,118
	Gabelli Growth Fund	Mutual Fund		$ 2,661,950
	Invesco Dynamics Fund	Mutual Fund		$ 121,295
	Janus Adviser Balanced Portfolio	Mutual Fund		$ 1,708,095
	Janus Adviser Worldwide	Mutual Fund		$ 1,582,678
	RS Diversified Growth Fund	Mutual Fund		$ 229,682
*	Schwab 1000 Fund	Mutual Fund		$ 864,681
	Selected American Fund	Mutual Fund		$ 226,803
	Weitz Value Portfolio	Mutual Fund		$ 981,988
	White Oak Growth Fund	Mutual Fund		$ 1,266,512
*	Schwab Stable Value Fund	Common/Collective Trust		$ 2,628,424
*	Schwab U.S. Treasury Money Market Fund	Money Market		$ 356
*	Loans Receivable (1)			$ 350,856
*	Standard Microsystems Common Stock	Common Stock	$ 7,167,817	$ 10,047,318

* Parties-in-interest

Note (1): Various loans ranging from 5.25% to 10.50% maturing July 4, 2003 through October 9, 2009.

Schedule II

Standard Microsystems Corporation
PLAN # : 001 EIN # : 11-2234952
Incentive Savings and Retirement Plan
Schedule H – Line 4(j)
Schedule of Reportable Transactions

As of December 31, 2002

Identity of Party Involved	Description of Asset	Purchase Price	Selling Price	Lease Rental	Expense incurred with Transaction	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain or (Loss)
Charles Schwab	Employer Stock	$2,177,021				$2,177,021	$2,177,021	-
Charles Schwab	Employer Stock		$2,818,158			$2,207,696	$2,818,158	$610,462

Note: For the purpose of this schedule, reportable transactions include either (i) a single transaction or (ii) a series of transactions involving a specific investment which is individually or in the aggregate in excess of 5% of the Plan's net assets as of the beginning of the Plan year.

STANDARD MICROSYSTEMS CORPORATION
INCENTIVE SAVINGS AND RETIREMENT PLAN

EXHIBIT INDEX

Exhibit No.	Description
1	Consent of Independent Auditors
99.1	Section 906 Certification of Chief Financial Officer
99.2	Section 906 Certification of Chief Accounting Officer

Exhibit 1

Consent of Independent Auditors

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 2-78324) of Standard Microsystems Corporation of our report dated June 27, 2003 relating to the financial statements of the Standard Microsystems Corporation Incentive Savings and Retirement Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Melville, NY
June 27, 2003

Exhibit 99.2

Certification of CAO Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

In connection with the Annual Report on Form 11-K of Standard Microsystems Corporation (the "Company") for the annual period ended on December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Eric M. Nowling, as Vice President and Chief Accounting Officer of the Company, hereby certifies, pursuant to 18 U.S.C. Section 1350 (as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002) that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly represents, in all material respects, the financial condition and results of the Standard Microsystems Incentive Savings and Retirement Plan.



Name: Eric M. Nowling
Title: Vice President and
Chief Accounting Officer – Standard Microsystems Corporation
Date: June 27, 2003

Exhibit 99.1

Certification of CFO Pursuant to18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

In connection with the Annual Report on Form 11-K of Standard Microsystems Corporation (the "Company") for the annual period ended on December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Andrew M. Caggia, as Senior Vice President and Chief Financial Officer of the Company, hereby certifies, pursuant to 18 U.S.C. Section 1350 (as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002) that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly represents, in all material respects, the financial condition and results of the Standard Microsystems Incentive Savings and Retirement Plan.



Name: Andrew M. Caggia
Title: Senior Vice President and
Chief Financial Officer – Standard Microsystems Corporation
Date: June 27, 2003